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                           July 29, 2021

       Rajiv Shukla
       Chairman and Chief Executive Officer
       Alpha Healthcare Acquisition Corp.
       1177 Avenue of the Americas
       5th Floor
       New York, NY 10036

                                                        Re: Alpha Healthcare
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 23, 2021
                                                            File No. 333-254597

       Dear Mr. Shukla:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Redemption Rights of AHAC Stockholders, page 9

   1. We note your disclosure that based on funds in the Trust Account of approximately
                                                        $100,031,770 on the
Record Date, the estimated per share redemption price would have been approximately
$9.95. Based on your disclosure on page 69, the estimated per share redemption price
appears to have been calculated using 10,050,000 outstanding Public
                                                        Shares instead of the
10,000,000 shares issued in your Initial Public Offering. Please provide us with an
explanation of why the estimated per share redemption price may be less than $10.00 and
revise your disclosure as appropriate.
 Rajiv Shukla
Alpha Healthcare Acquisition Corp.
July 29, 2021
Page 2

       You may contact Michael Fay at 202-551-3812 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameRajiv Shukla
                                                        Division of Corporation
Finance
Comapany NameAlpha Healthcare Acquisition Corp.
                                                        Office of Life Sciences
July 29, 2021 Page 2
cc:       Laurie A. Burlingame, Esq.
FirstName LastName